U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



BB 3/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO
8-47962

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Knight Financial Products LLC



ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

130 Cheshire Lane,
Suit 102
(No. and Street)



Minnetonka (City) Minnesota (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mogilevsky (952) 249-5500
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive Chicago IL 60606
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-14-02

OATH OR AFFIRMATION

I, Charles Mogilevsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Knight Financial Products LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Charles Mogilevsky
Chief Financial Officer


DIANE M HESSLUND
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires Jan. 31, 2005



Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to *Commodity Exchange Act*
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	Independent Auditors' Supplementary Report on Internal Control Required by rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Knight Financial Products LLC

Statement of Financial Condition

December 31, 2001

(Available for Public Inspection)



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Member of
Knight Financial Products LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Financial Products LLC (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

Knight Financial Products LLC

Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 60,784
Securities owned, held at clearing broker, at market value	1,336,502,768
Receivables from clearing brokers	470,114,041
Intangible assets, net of accumulated amortization of $2,876,444	34,364,429
Fixed assets and leasehold improvements, at cost (net of accumulated depreciation and amortization of $11,667,620)	12,741,911
Exchange memberships	4,065,124
Due from affiliates	778,933
Accounts receivable and other assets	225,024
Total assets	$ 1,858,853,014

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased, at market value	$ 1,695,344,780
Due to affiliates	44,861,490
Accrued compensation expense	16,122,946
Payable to clearing broker	5,889,924
Accrued payments for order flow	1,820,000
Accounts payable, accrued expenses and other liabilities	1,409,142
Total liabilities	1,765,448,282
Member's equity	93,404,732
Total liabilities and member's equity	$ 1,858,853,014

The accompanying notes are an integral part of this financial statement.

Knight Financial Products LLC

Notes to the Statement of Financial Condition

1. Organization and Description of the Business

Knight Financial Products LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member firm of the Chicago Board Options Exchange, American Stock Exchange, Philadelphia Stock Exchange, Pacific Stock Exchange and International Securities Exchange where the Company functions as a specialist and market maker.

On April 1, 2001, the Company distributed its wholly owned subsidiary, Knight Execution Partners LLC, to KFP Holdings I LLC. On June 1, 2001, the Company reorganized to a single member limited liability company. Previously, the Company had dual members. The Company's sole member is KFP Holdings I LLC, (the "Parent") whose ultimate parent is Knight Trading Group, Inc. ("KTG").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represent money market bank accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Revenue and Related Expense Recognition

Futures and options on futures are valued at market value based on exchange settlement prices.

Payments for order flow represent payments to other broker-dealers or institutions for directing their order executions to the Company.

Estimated Fair Value of Financial Instruments

Fair value for securities owned and securities sold, not yet purchased, is estimated using market quotations available from major securities exchanges and dealers. Management estimates that the aggregate net fair value of other financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Fixed Assets and Leasehold Improvements

Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the life of the applicable office lease.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. During the year, the Company determined that an other than temporary impairment existed with respect to certain of its commodity exchange memberships and, accordingly, recorded a loss of $1,571,513. As of December 31, 2001, the market value of exchange memberships exceeds cost.

The Company has agreements with the International Securities Exchange, L.L.C. (the "ISE") to purchase Class A and Class B membership interests of ISE with a total purchase price of approximately $29.9 million. As the ISE has a call option on the memberships, the Company capitalizes the exchange memberships as cash payments are made. In accordance with the purchase agreement, an initial payment was made at the time of the closing with further periodic payments to be made in the future at a fixed dollar amount per contract traded. The Company capitalized $981,134 in payments made through December 31, 2001, which amounts are included in exchange memberships on the statement of financial condition.

3. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are composed of the following:

Computer hardware and software	$ 21,691,090
Leasehold improvements	1,991,923
Furniture and fixtures	726,518
Less: accumulated depreciation and amortization	(11,667,620)
	$ 12,741,911

4. Related Party Transactions

Certain operating expenses, including rent and utilities, telephone and office supplies are paid by an affiliate and charged to the Company. Included in due to affiliates at December 31, 2001 is $240,212 related to such expenses.

In the ordinary course of business, an affiliate directs order executions ("order flow") to the Company's specialist posts on various options exchanges.

The Company pays certain office expenses on behalf of an affiliate and is reimbursed for such payments. At December 31, 2001, due from affiliates includes $677,677 in amounts due from this affiliate. Corporate overhead expenses are allocated to the Company by KTG based on a percentage of net capital.

Knight Financial Products LLC

Notes to the Statement of Financial Condition, Continued

Additionally, in the normal course of business, the Company borrows funds on a short-term basis from an affiliate. Such borrowings bear interest at market rates. $38.6 million was outstanding at December 31, 2001 under these borrowings and is included in due to affiliates on the statement of financial condition.

5. Intangible Assets

Intangible assets represent the excess of purchase price over tangible net assets purchased resulting from the Company's acquisition of certain specialist posts (i.e., options-related businesses) along with specialist posts contributed by the Parent. Such intangible assets are being amortized on a straight-line basis over their estimated useful life of 15 years.

6. Employee Benefit Plans

The Company sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all of the Company's employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan, which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant stock options at an exercise price not less than the market value of KTG's common stock on the day prior to the grant date. KTG applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock options and awards, and charges the Company on a current basis for its share of the related compensation costs, which were immaterial for the year. Disclosures required by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, are included in the 2001 Annual Report of KTG.

7. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are composed of the following at December 31, 2001:

	Securities Owned	Securities Sold, Not Yet Purchased
Options	$ 803,243,642	$ 933,072,897
Equities	533,259,126	762,271,883
	$ 1,336,502,768	$ 1,695,344,780

Knight Financial Products LLC

Notes to the Statement of Financial Condition, Continued

8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company conducts business with three clearing brokers for its trading activities. These brokers perform the clearing and depository operations of the Company's trading activities pursuant to clearing agreements. At December 31, 2001, all of the Company's securities owned, securities sold, not yet purchased and amounts receivable from or payable to clearing brokers, are amounts held by or due from/to its clearing brokers. At December 31, 2001, a credit concentration with the clearing brokers consisted of approximately $105 million. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include options and exchange traded financial futures contracts. The trading of these financial instruments is conducted with other registered broker/dealers located in the United States of America. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the statement of financial condition. Market risk is the potential change in value of the financial instrument caused by the unfavorable changes in interest rates or the market values of the securities underlying the instruments.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized on the statement of financial condition.

Derivatives are financial instruments, which include options, futures and options on futures contracts, whose value is based upon an underlying asset, index or reference rate. The Company uses derivative financial instruments as part of its proprietary trading strategies and manages the market and credit risk as part of its overall risk management process. The Company's derivative contracts are exchange-traded and are of standardized contract values. The Company records its derivative activities at market value, and unrealized gains and losses are recognized on a net basis, in trading revenue.

The Company monitors its exposure to market risks through a variety of control procedures, including daily review of trading positions.

9. Net Capital Requirement

As a broker-dealer registered with the Securities and Exchange Commission, (the "Commission") the Company is subject to the Commission's net capital rule (Rule 15c3-1). The Company has elected to compute net capital using the alternative method, as permitted by Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $250,000 or two percent of aggregate debit items. At December 31, 2001, the Company had net capital of $38,329,302, which was $38,079,302 in excess of its required net capital. Pursuant to the Company's registration as a

Knight Financial Products LLC

Notes to the Statement of Financial Condition, Continued

securities dealer, certain of its net capital requirements are assumed by its securities clearing brokers.

10. Income Taxes

Effective June 1, 2001 the Company is treated as a disregarded entity for tax purposes.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2001 are as follows:

Deferred tax assets		
Employee compensation and benefits	$	116,531
Exchange memberships		590,889
Total deferred tax assets		707,420
Deferred tax liabilities		
Amortizable and depreciable assets		742,190
Investments		564,000
Total deferred tax liabilities		1,306,190
Net deferred tax liabilities	$	598,770